Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated November 2, 2020 Relating to Registration Statement No. 333-232492 Capital Southwest Corporation Q2 2021 Earnings Presentation November 2, 2020 5400 Lyndon B. Johnson Freeway, Suite 1300 | Dallas, Texas 75240 | 214.238.5700 | capitalsouthwest.com

Important Notices • These materials and any presentation of which they form a part are neither an offer to sell, nor a solicitation of an offer to purchase, any securities of Capital Southwest. • These materials and the presentations of which they are a part, and the summaries contained herein, do not purport to be complete and no obligation to update or otherwise revise such information is being assumed. Nothing shall be relied upon as a promise or representation as to the future performance of Capital Southwest. Such information is qualified in its entirety by reference to the more detailed discussions contained elsewhere in Capital Southwest’s public filings with the Securities and Exchange Commission (the "SEC"). • There is no guarantee that any of the estimates, targets or projections illustrated in these materials and any presentation of which they form a part will be achieved. Any references herein to any of the Capital Southwest’s past or present investments or its past or present performance, have been provided for illustrative purposes only. It should not be assumed that these investments were or will be profitable or that any future investments by Capital Southwest will be profitable or will equal the performance of these investments. • The information contained herein has been derived from financial statements and other documents provided by the portfolio companies unless otherwise stated. • Past performance is not indicative of future results. In addition, there can be no assurance that unrealized investments will be realized at the expected multiples shown as actual realized returns will depend on, among other factors, future operating results of each of Capital Southwest’s current portfolio companies, the value of the assets and economic conditions at the time of disposition, any related transaction costs, and the timing and manner of sale, all of which may differ from the assumptions on which Capital Southwest’s expected returns are based. In many instances, Capital Southwest will not determine the timing or manner of sale of its portfolio companies. • Capital Southwest has filed a registration statement (including a prospectus and prospectus supplements) with the SEC for any offering to which this communication may relate and may file one or more supplements to the prospectus in the future. Before you invest in any of Capital Southwest's securities, you should read the registration statement and the applicable prospectus and prospectus supplement(s) in order to fully understand all of the implications and risks of an offering of Capital Southwest's securities. You should also read other documents Capital Southwest has filed with the SEC for more complete information about Capital Southwest and any offering of its securities. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, Capital Southwest will arrange to send you any applicable prospectus and prospectus supplement(s) if you request such materials by calling us at (214) 238-5700. These materials are also made available, free of charge, on our website at www.capitalsouthwest.com. Information contained on our website is not incorporated by reference into this communication. Page 2

Forward-Looking Statements • This presentation contains forward-looking statements relating to, among other things, the business, market conditions, financial condition and results of operations of Capital Southwest, the anticipated investment strategies and investments of Capital Southwest, and future market demand. Any statements that are not statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, preceded by, followed by, or include words such as "believe," "expect," "intend," "plan," "should" or similar words, phrases or expressions or the negative thereof. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Capital Southwest and speak only as of the date of this presentation. There are a number of risks and uncertainties that could cause Capital Southwest’s actual results to differ materially from the forward-looking statements included in this presentation. • These risks include risks related to: whether the SBA ultimately issues the SBIC license and the timing thereof; changes in the markets in which Capital Southwest invests; changes in the financial, capital, and lending markets; regulatory changes; tax treatment and general economic and business conditions; and uncertainties associated with the impact from the COVID-19 pandemic, including its impact on the global and U.S. capital markets and the global and U.S. economy, the length and duration of the COVID-19 outbreak in the United States as well as worldwide and the magnitude of the economic impact of that outbreak; the effect of the COVID-19 pandemic on our business prospects and the operational and financial performance of our portfolio companies, including our and their ability to achieve their respective objectives, and the effects of the disruptions caused by the COVID-19 pandemic on our ability to continue to effectively manage our business. • For a further discussion of some of the risks and uncertainties applicable to Capital Southwest and its business, see Capital Southwest’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 and its subsequent filings with the SEC. Other unknown or unpredictable factors could also have a material adverse effect on Capital Southwest’s actual future results, performance, or financial condition. As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements. Capital Southwest does not assume any obligation to revise or to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, or otherwise, except as may be required by law. Page 3

Conference Call Participants Bowen S. Diehl President and Chief Executive Officer Michael S. Sarner Chief Financial Officer Chris Rehberger VP Finance / Treasurer Page 4

CSWC Company Overview CSWC is a middle-market lending firm focused on supporting the acquisition and growth of middle-market companies across the capital structure • CSWC was formed in 1961, and elected to be regulated as a BDC in 1988 • Publicly-traded on Nasdaq: Common Stock (“CSWC”) and December 2022 Notes (“CSWCL”) • Internally Managed BDC with RIC tax treatment for U.S. federal income tax purposes • December 2014: announced intent to spin-off industrial growth company (“CSW Industrials”; Nasdaq: "CSWI") tax free • January 2015: launched credit investment strategy • September 2015: completed tax free spin off of CSWI • 22 employees based in Dallas, Texas • Total Balance Sheet Assets of $664 MM as of September 30, 2020 • Manage I-45 Senior Loan Fund (“I-45 SLF”) in partnership with Main Street Capital (NYSE: “MAIN”) Page 5

Q2 2021 Highlights Financial Highlights • Q2 2021 Pre-Tax Net Investment Income (“NII”) of $8.1 MM or $0.44 per share • Paid $0.41 per share Regular Dividend and $0.10 per share Supplemental Dividend for the quarter ended September 30, 2020 ◦ Declared $0.41 per share Regular Dividend and $0.10 per share Supplemental Dividend for the quarter ending December 31, 2020 • Investment Portfolio at Fair Value increased to $631 MM from $587 MM in prior quarter ◦ $43.7 MM committed to four new portfolio companies and $22.6 MM committed to six existing portfolio companies ◦ $8.4 MM net unrealized appreciation and realized gains on the portfolio during the quarter • Issued additional $50 MM in aggregate principal of 5.375% October 2024 Notes at par • Redeemed $20 MM of 5.95% December 2022 Notes at par • Submitted final SBIC License Application to the SBA in September 2020 • Raised capital through the Equity ATM program for the seventh consecutive quarter ◦ Cumulatively, raised $38.7 MM in gross proceeds at a weighted average price of $20.31 per share since inception of the Equity ATM program in March 2019 • $134.6 MM available on Credit Facility and $16.0 MM in cash and cash equivalents as of quarter end Page 6

Track Record of Consistent Dividends Continues

- In the last twelve months ending 9/30/2020, CSWC generated $1.68 per share in Pre-Tax NII and paid out $1.63 per share in regular dividends
- Cumulative Pre-Tax NII Regular Dividend Coverage of 106% since the 2015 spin-off
- Announced Supplemental Dividend Program in June 2018
  - Expect to pay $0.10 per share Supplemental Dividend per quarter going forward, subject to Board approval
  - Undistributed Taxable Income ("UTI") of $1.19 per share as of September 30, 2020



Dividend Per Share
$0.00
$0.25
$0.50
$0.75
$1.00
$1.25
$1.50
3/31/16: 1.2% $0.04 $0.04
6/30/16: 1.8% $0.06 $0.06
9/30/16: 3.0% $0.11 $0.11
12/31/16: 4.2% $0.17 $0.17
3/31/17: 10.6% $0.45 $0.26 $0.19
6/30/17: 5.2% $0.21 $0.21
9/30/17: 5.6% $0.24 $0.24
12/31/17: 6.3% $0.26 $0.26
03/31/18: 6.6% $0.28 $0.28
6/30/2018: 19.7% $0.89 $0.50 $0.10 $0.29
9/30/2018: 9.3% $0.44 $0.10 $0.34
12/31/2018: 9.6% $0.46 $0.10 $0.36
3/31/2019: 9.1% $0.48 $0.10 $0.38
6/30/2019: 9.4% $0.49 $0.10 $0.39
9/30/2019: 9.2% $0.50 $0.10 $0.40
12/31/2019: 24.0% $1.25 $0.75 $0.10 $0.40
3/31/2020: 17.9% $0.51 $0.10 $0.41
6/30/2020: 15.1% $0.51 $0.10 $0.41
9/30/2020: 14.5% $0.51 $0.10 $0.41
12/31/2020: $0.51 $0.10 $0.41
Regular Dividend Per Share
Supplemental Dividend Per Share
Special Dividend Per Share
Dividend Yield – Quarterly Annualized Total Dividend / CSWC Share Price at Qtr. End

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History of Value Creation Total Value (Net Asset Value + Cumulative Dividends Paid) Increase of $5.54 per share at 9/30/2020 from 9/30/2015 Spin-off of CSWI $24.00 $23.16 $23.38 $23.07 $23.22 $22.71 $22.30 $21.58 $21.99 $22.04 $21.97 $20.90 $21.00 $19.98 $19.54 $3.15 $4.09 $4.58 $5.08 $19.00 $1.82 $2.71 $3.61 $6.33 $18.26 $18.63 $1.54 $7.86 $17.68 $17.49 $17.95 $1.04 $1.28 $6.84 $7.35 $18.00 $17.22 $17.38 $0.21 $0.38 $0.83 $0.00 $0.00 $0.04 $0.10 $15.00 $12.00 $19.08 $18.87 $18.84 $9.00 $17.74 $17.88 $17.8 $17.96 $18.26 $18.44 $18.43 $18.62 $18.58 $18.30 $17.68 $17.22 $17.34 $17.39 $16.74 $15.13 $14.95 $15.36 $6.00 $3.00 $0.00 9/30/201512/31/20153/31/20166/30/20169/30/201612/31/20163/31/20176/30/20179/30/201712/31/20173/31/20186/30/20189/30/201812/31/20183/31/20196/30/20199/30/201912/31/20193/31/20206/30/20209/30/2020 Net Asset Value Per Share Cumulative Dividends Paid Per Share Page 8

Two Pronged Investment Strategy CORE: Lower Middle Market (“LMM”): CSWC led or Club Deals ◦ Companies with EBITDA between $3 MM and $15 MM ◦ Typical leverage of 2.0x – 4.0x Debt to EBITDA through CSWC debt position ◦ Commitment size up to $25 MM with hold sizes generally $10 MM to $20 MM ◦ Both Sponsored and Non-sponsored deals ◦ Securities include first lien, unitranche, second lien and subordinated debt ◦ Frequently make equity co-investments alongside CSWC debt OPPORTUNISTIC: Upper Middle Market (“UMM”): Syndicated or Club, First and Second Lien ▪ Companies typically have in excess of $50 MM in EBITDA ▪ Typical leverage of 3.0x – 5.5x Debt to EBITDA through CSWC debt position ▪ Hold sizes generally $5 MM to $15 MM ▪ Floating rate first and second lien debt securities ▪ More liquid assets relative to LMM investments ▪ Provides flexibility to invest/divest opportunistically based on market conditions and liquidity position Page 9

Credit Portfolio Heavily Weighted Towards LMM and First Lien Investments LMM and First Lien Investments are 82% and 91% of the credit portfolio, respectively, as of 9/30/2020 Robust LMM Credit Portfolio Growth Credit Portfolio Heavily Weighted to First Lien 600.0 $600.0 $521 $521 $487 $474 $487 $474 $456 $456 18% 15% $387 16% $382 $387 400.0 $382 19% $400.0 $368 $368 $351 $351 $337 $337 90% 91% 24% 90% 22% 24% 90% $272 23% $272 87% 87% 26% 86% $239 82% $239 86% $ (Millions) $226 $ (Millions) $226 85% 27% 84% 85% 81% 86% 200.0 28% 76% $200.0 82% 31% 76% 78% 79% 77% 74% 73% 72% 69% 13% 10% 7% 9% 10% 10% 9% 9% 8% 8% 8% 7% 8% 8% 7% 6% 4% 4% 4% 4% 2% 2% 2% 2% 0.0 $0.0 12/31/20173/31/20186/30/20189/30/201812/31/20183/31/20196/30/20199/30/201912/31/20193/31/20206/30/20209/30/2020 12/31/20173/31/20186/30/20189/30/201812/31/20183/31/20196/30/20199/30/201912/31/20193/31/20206/30/20209/30/2020 LMM UMM First Lien Second Lien Sub-Debt Page 10

CSWC Originations

$66.3 MM in total new committed investments, consisting of $43.7 MM committed to four new portfolio companies and $22.6 MM committed to six existing portfolio companies

Portfolio Originations	Q2 2021							
Name	Industry	Type	Market	Total Debt Funded at Close ($000s)	Total Equity Funded at Close ($000s)	Unfunded Commitments at Close ($000s)	Debt Spread	Debt Yield to Maturity
Electronic Transaction Consultants LLC	Software & IT Services	1st Lien / Equity	LMM	$10,000	$1,000	$3,704	7.50%	10.00%
Ian, Evan, & Alexander Corporation (d/b/a EverWatch)	Aerospace & Defense	1st Lien	LMM	$11,000	$—	$1,000	8.50%	10.40%
Trinity 3, LLC	Technology Products & Components	1st Lien / Equity	UMM	$10,000	$643	$—	7.00%	9.31%
Sonobi, Inc	Media, Marketing, & Entertainment	1st Lien / Equity	LMM	$8,500	$500	$—	8.50%	10.00%
RTIC Subsidiary Holdings, LLC	Consumer Products & Retail	1st Lien	UMM	$6,904	$—	$1,096	7.75%	9.00%
Roseland Management, LLC	Healthcare Services	1st Lien / Equity	LMM	$4,000	$381	$—	7.00%	9.85%
LGM Pharma, LLC	Healthcare Products	1st Lien / Equity	LMM	$2,500	$500	$—	10.00%	12.33%
ICS Distribution, LLC	Industrial Services	1st Lien(1)	LMM	$2,500	$—	$—	8.50%	11.80%
AG Kings Holdings Inc.	Food, Agriculture & Beverage	1st Lien	UMM	$1,905	$—	$—	8.00%	11.50%
Alliance Sports Group, L.P.	Consumer Products & Retail	Convertible Note	LMM	$173	$—	$—	6.00%	6.56%
Total / Weighted Average				**$57,481**	**$3,024**	**$5,800**	**7.91%**	**10.04%**

Note: Market refers to Upper Middle Market ("UMM") and Lower Middle Market ("LMM")
(1) Capital Southwest partnered with a bank lender who contributed a first out participation in the first lien loan

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Track Record of CSWC Exits Continues $20.8 MM in proceeds from two Lower Middle Market prepayments during the quarter • Full prepayment of Danforth Advisors first lien debt investment, generating a realized gain of $91K and IRR of 12.4% • Full prepayment of Trinity 3 first lien debt investment, generating a realized gain of $242K and IRR of 13.4% • Cumulative IRR of 14.7% on 33 portfolio exits generating $307.7 MM in proceeds since launch of credit strategy in January 2015 Portfolio Prepayments Q2 2021 Net Proceeds Realized Gain Name Industry Type Market ($000s) ($000s) IRR Danforth Advisors, LLC Business Services First Lien LMM $6,734 $91 12.35% Technology Products Trinity 3, LLC and Components First Lien LMM $14,062 $242 13.43% Total / Weighted Average $20,796 $333 13.08% Page 12

CSWC Portfolio Asset Mix by Market Maintaining conservative portfolio leverage while receiving attractive risk adjusted returns Investment Portfolio - Statistics Q2 2021 Lower Middle Upper Middle (1) (In Thousands) Market Market Number of Portfolio Companies 39 12 Total Cost $473,201 $104,821 Total Fair Value $476,297 $93,417 Average Hold Size (at Cost) $12,133 $8,735 % First Lien Investments (at Cost) 84.2% 84.4% % Second Lien Investments (at Cost) 5.0% 14.5% % Subordinated Debt Investments (at Cost) 2.2% 0.0% % Equity (at Cost) 8.6% 1.1% Wtd. Avg. Yield (2) 10.9% 8.0% Wtd. Avg. EBITDA of Issuer ($MM's) (3) $8.4 $66.9 Wtd. Avg. Leverage through CSWC Security (4) 3.9x 3.7x Note: All metrics above exclude the I-45 Senior Loan Fund (1) At September 30, 2020, we had equity ownership in approximately 64.1% of our LMM investments (2) The weighted-average annual effective yields were computed using the effective interest rates during the quarter for all debt investments at cost as of September 30, 2020, including accretion of original issue discount but excluding fees payable upon repayment of the debt instruments. As of September 30, 2020, there were three investments on non-accrual status. Weighted-average annual effective yield is not a return to shareholders and is higher than what an investor in shares in our common stock will realize on its investment because it does not reflect our expenses or any sales load paid by an investor (3) Weighted average EBITDA metric is calculated using investment cost basis weighting. For the quarter ended September 30, 2020, one portfolio company is excluded from this calculation due to a reported debt to adjusted EBITDA ratio that was not meaningful (4) Includes CSWC debt investments only. Calculated as the amount of each portfolio company’s debt (including CSWC’s position and debt senior or pari passu to CSWC’s position, but excluding debt subordinated to CSWC’s position) in the capital structure divided by each portfolio company’s adjusted EBITDA. Weighted average leverage is calculated using investment cost basis weighting. Management uses this metric as a guide to evaluate relative risk of its position in each portfolio debt investment. For the quarter ended September 30, 2020, one portfolio company is excluded from this calculation due to reporting a debt to adjusted EBITDA ratio that was not meaningful Page 13

Credit Portfolio Investment Rating Migration Two Loans Upgraded and No Loans Downgraded During the Quarter as Credit Portfolio Continues to Improve Investment Rating Investment Rating Investment Rating 6/30/2020 Upgrades Downgrades 9/30/2020 Fair % of Fair % of Fair % of Fair % of # of Value Portfolio # of Value Portfolio # of Value Portfolio # of Value Portfolio Loans ($MM) (FV) Loans ($MM) (FV) Loans ($MM) (FV) Loans ($MM) (FV) 1 5 $77.4 15.9% 0 $0.0 —% 0 $0.0 —% 4 $69.9 13.4% 2 37 $342.4 70.3% 2 $5.1 1.0% 0 $0.0 —% 43 $388.5 74.6% 3 9 $57.2 11.7% 0 $0.0 —% 0 $0.0 —% 7 $51.8 10.0% 4 2 $10.1 2.1% 0 $0.0 —% 0 $0.0 —% 2 $10.5 2.0% Wtd. Avg. Investment Rating (at Cost) 2.1 2.0 Page 14

CSWC Portfolio Mix as of 9/30/2020 at Fair Value Current Investment Portfolio of $631.2 MM continues to be diverse across industries Current Investment Portfolio (By Type) Current Investment Portfolio (By Industry) Subordinated Debt 2% Second Lien 6% Equity 8% Business Services: 13% Media, Marketing, & Ent… I-45 SLF LLC 10% 11% Consumer Products & Retail 4% Financial Services: 5% Healthcare Services: 11% First Lien 74% Distribution: 5% Healthcare Products: 5% Industrial Services: 6% I-45 SLF LLC: 10% Software & IT Services: 8% Page 15

I-45 Portfolio Overview I-45 loan portfolio of $177.5 MM is 96% first lien with average hold size of 2.4% of the I-45 portfolio Current I-45 Portfolio (By Type) Current I-45 Portfolio (By Industry) Telecommunications Telecommunications 16% 4% Consumer Products 15% and Retail 96% 12% 8% 10% Healthcare Services Aerospace & Defense High Tech Industries First Lien Second Lien Services: Consumer I-45 Portfolio Statistics (In Thousands) 12/31/2019 3/31/2020 6/30/2020 9/30/2020 Total Investments at Fair Value $206,208 $170,860 $172,551 $177,527 Fund Leverage (Debt to Equity) at Fair Value 1.91x 2.51x 1.51x 1.39x Number of Issuers 46 43 42 42 Wtd. Avg. Issuer EBITDA $64,968 $65,098 $64,800 $66,879 Avg. Investment Size as a % of Portfolio 2.2% 2.3% 2.4% 2.4% Wtd. Avg. Net Leverage on Investments (1)(2) 4.5x 4.6x 5.0x 4.7x Wtd. Avg. Spread to LIBOR 6.3% 6.3% 6.3% 6.3% Wtd. Avg. Duration (Yrs) 3.8 3.5 3.3 3.1 (1) Through I-45 security (2) Two portfolio companies are excluded from this calculation due to a reported debt to adjusted EBITDA ratio that was not meaningful Page 16

Income Statement Quarter Ended Quarter Ended Quarter Ended Quarter Ended (In Thousands, except per share amounts) 12/31/19 3/31/20 6/30/20 9/30/20 Investment Income Interest Income $11,685 $12,650 $12,645 $13,882 Dividend Income 2,688 2,149 1,957 1,860 Fees and Other Income 1,611 239 562 943 Total Investment Income $15,984 $15,038 $15,164 $16,685 Expenses Cash Compensation $2,034 $1,547 $1,720 $1,961 Share Based Compensation 690 641 612 853 General & Administrative 1,243 1,324 1,335 1,370 Total Expenses (excluding Interest) $3,967 $3,512 $3,667 $4,184 Interest Expense $4,142 $4,172 $4,328 $4,397 Pre-Tax Net Investment Income $7,875 $7,354 $7,169 $8,104 Taxes and Gain / (Loss) Income Tax Benefit (Expense) $(761) $(411) $(350) $215 Net realized gain (loss) on investments 40,818 (87) (5,547) (1,279) Net increase (decrease) in unrealized appreciation of investments (54,765) (31,816) 7,605 9,636 Realized losses on extinguishment of debt — — — (286) Net increase (decrease) in net assets resulting from operations $(6,833) $(24,960) $8,877 $16,390 Weighted Average Diluted Shares Outstanding 18,100 18,595 18,148 18,600 Pre-Tax NII Per Diluted Weighted Average Share $0.44 $0.40 $0.40 $0.44 Page 17

Operating Leverage Trend Continue to realize operating efficiencies of internally managed structure migrating to a target operating leverage of sub-2.5% 6% $800 Op erating Expenses as % of Avg Assets $664 5% $619 $600 4.9% $585 $552 4.2% $417 4% $400 $326 3.7% To tal Assets ($MM) $284 3% $200 3.0% 2.8% 2.6% 2.4% $0 2% FY 16 FY 17 FY 18 FY 19 FY 20 Q1 FY21 Q2 FY21 Period Ending Total Assets Operating Expenses(1) as % of Average Total Assets Note: FY16 includes only the quarters after the 2015 spin-off. Q1 and Q2 FY21 are quarterly annualized. (1) Operating expenses exclude interest expense Page 18

Balance Sheet Quarter Ended Quarter Ended Quarter Ended Quarter Ended (In Thousands, except per share amounts) 12/31/19 3/31/20 6/30/20 9/30/20 Assets Portfolio Investments $558,552 $553,072 $587,178 $631,197 Cash & Cash Equivalents 22,966 13,744 14,986 16,011 Other Assets 17,830 18,143 16,932 17,057 Total Assets $599,348 $584,959 $619,096 $664,265 Liabilities December 2022 Notes $75,688 $75,812 $75,936 $56,339 October 2024 Notes 73,393 73,484 73,575 122,623 Credit Facility 124,000 154,000 182,000 187,000 Other Liabilities 14,411 9,441 9,726 12,174 Total Liabilities $287,492 $312,737 $341,237 $378,136 Shareholders Equity Net Asset Value $311,856 $272,222 $277,859 $286,129 Net Asset Value per Share $16.74 $15.13 $14.95 $15.36 Debt to Equity 0.88x 1.11x 1.19x 1.28x Page 19

NAV per Share Bridge from Quarter Ended 6/30/2020 $16 $15.5 $0.44 $0.07 $0.03 $15.36 $0.38 $15 $14.95 $(0.41) $(0.10) $14.5 Earnings / Dividends Investment Portfolio Other Corporate $(0.07) per Share $0.45 per Share $14 Regular Dividend Other Corporate 6/30/2020 NAV/Share Supplemental Dividend 9/30/2020 NAV/Share Pre-Tax Net Investment Income Net Change in LMM Portfolio Net Change in UMM Portfolio (Includes I-45) Page 20

Significant Unused Debt Capacity with Long-Term Duration

Earliest Debt Maturity occurs in December 2022

Facility	Total Commitments	Interest Rate	Maturity	Principal Drawn	Undrawn Commitment
Credit Facility (1)	$325.0 MM	L + 2.50% subject to certain conditions	December 2023	$187.0 MM	$134.6 MM (2)
December 2022 Notes (NASDAQ: "CSWCL") (3)	$57.1 MM	5.95%	December 2022	$57.1 MM	N/A
October 2024 Notes (4)	$125.0 MM	5.375%	October 2024	$125.0 MM	N/A
I-45 Credit Facility (5)	$150.0 MM	L + 2.25%	November 2024	$107.0 MM	$43.0 MM

Long-Term Debt Obligations (Calendar Year)



Principal Payments ($MM)
$250
$200
$150
$100
$50
$0
CY2020
CY2021
CY2022
CY2023
CY2024
$57.1
$57.1
$187.0
187.0
$232.0
$107.0
$125.0
Credit Facility
October 2024 Notes
December 2022 Notes
I-45 Credit Facility

(1) The Credit Facility has an accordion feature that allows for an increase in total commitments up to $350 MM. Principal Drawn is based upon outstanding balances as of 9/30/2020
(2) Net of $3.4 MM in letters of credit outstanding
(3) Redeemable in whole or in part at CSWC's option at any time. Principal drawn is based upon outstanding balances as of 9/30/20
(4) Redeemable in whole or in part at any time prior to July 1, 2024, at par plus a "make whole" premium, and thereafter at par
(5) CSWC owns 80% of the equity and 50% of the voting rights of I-45 SLF LLC with a joint venture partner

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Portfolio Statistics Continuing to build a well performing credit portfolio Quarter Ended Quarter Ended Quarter Ended Quarter Ended (In Thousands) 12/31/19 3/31/20 6/30/20 9/30/20 Portfolio Statistics Fair Value of Debt Investments $456,095 $474,333 $487,195 $520,651 Average Debt Investment Hold Size $11,695 $11,569 $11,330 $11,319 Fair Value of Debt Investments as a % of Par 95% 94% 95% 95% % of Investment Portfolio on Non-Accrual (at Fair Value) 3.3% 3.3% 1.9% 1.7% Weighted Average Investment Rating (1) 2.0 2.1 2.1 2.0 Weighted Average Yield on Debt Investments 11.26% 10.50% 10.08% 10.34% Total Fair Value of Portfolio Investments $558,552 $553,072 $587,178 $631,197 Weighted Average Yield on all Portfolio Investments 10.69% 10.63% 10.36% 10.43% Investment Mix (Debt vs. Equity) (2)(3) 91% / 9% 92% / 8% 92% / 8% 91% / 9% (1) CSWC utilizes an internal 1 - 4 investment rating system in which 1 represents material outperformance and 4 represents material underperformance. All new investments are initially set to 2. Weighted average investment rating calculated at cost (2) Excludes CSWC equity investment in I-45 Senior Loan Fund (3) At Fair Value Page 22

Investment Income Detail Constructing a portfolio of investments with recurring cash yield Quarter Ended Quarter Ended Quarter Ended Quarter Ended (In Thousands) 12/31/19 3/31/20 6/30/20 9/30/20 Investment Income Breakdown Cash Interest $10,430 $11,421 $11,008 $11,581 Cash Dividends 2,703 2,150 1,957 1,860 PIK Income 801 741 1,120 1,761 Amortization of purchase discounts and fees 460 511 520 543 Management/Admin Fees 199 177 182 198 Prepayment Fees & Other Income 1,391 38 377 742 Total Investment Income $15,984 $15,038 $15,164 $16,685 Key Metrics Cash Income as a % of Investment Income 92% 92% 89% 86% % of Total Investment Income that is Recurring 88% 98% 97% 95% Page 23

Key Financial Metrics Strong Pre-Tax Net Investment Income and Dividend yield driven by net portfolio growth and investment performance Quarter Ended Quarter Ended Quarter Ended Quarter Ended 12/31/19 3/31/20 6/30/20 9/30/20 Key Financial Metrics Pre-Tax Net Investment Income Per Wtd Avg Diluted Share $0.44 $0.40 $0.40 $0.44 Pre-Tax Net Investment Income Return on Equity (ROE)(1) 9.51% 9.45% 10.44% 11.66% Realized Earnings Per Wtd Avg Diluted Share $2.65 $0.37 $0.07 $0.38 Realized Earnings Return on Equity (ROE)(1) 57.88% 8.81% 1.85% 10.13% Earnings Per Wtd Avg Diluted Share $(0.38) $(1.34) $0.49 $0.88 Earnings Return on Equity (ROE)(1) (8.25)% (32.07)% 12.93% 23.58% Regular Dividends per Share $0.40 $0.41 $0.41 $0.41 Supplemental/Special Dividends per Share $0.85 $0.10 $0.10 $0.10 Total Dividends per Share $1.25 $0.51 $0.51 $0.51 Dividend Yield (2) 24.03% 17.86% 15.13% 14.52% (1) Return on Equity is calculated as the quarterly annualized Pre-Tax NII, Realized Earnings, or Total Earnings, respectively, divided by equity at the end of the prior quarter (2) Dividend Yield is calculated as the quarterly annualized Total Dividend divided by share price at quarter end Page 24

Interest Rate Sensitivity Fixed vs. Floating Portfolio Exposure (1) 2% 98% Fixed Floating Illustrative Annual Illustrative Annual NII Change in Base Interest Rates NII Change ($'s) Change (Per Share) (50 bps) 1,241,458 0.07 (25 bps) 559,958 0.03 25 bps (551,580) (0.03) 50 bps (1,103,161) (0.06) 75 bps (1,645,533) (0.09) 100 bps (1,353,167) (0.07) (1) Portfolio Exposure includes I-45 assets pro rata as a % of CSWC’s equity investment in the fund Note: Illustrative change in annual NII is based on a projection of CSWC’s existing debt investments as of 9/30/2020, adjusted only for changes in Base Interest Rate. Base Interest Rate used in this analysis is 3-Month LIBOR of 0.23% at 9/30/2020. The results of this analysis include the I-45 Senior Loan Fund, which is comprised of 100% floating rate assets and liabilities Page 25

Corporate Information

Board of Directors

Inside Directors

Bowen S. Diehl

Independent Directors

David R. Brooks

Christine S. Battist

T. Duane Morgan

Jack D. Furst

William R. Thomas

Senior Management

Bowen S. Diehl

President & Chief Executive Officer

Michael S. Sarner

Chief Financial Officer, Secretary & Treasurer

Fiscal Year End

March 31

Independent Auditor

RSM US
Chicago, IL

Investor Relations

Michael S. Sarner

Capital Southwest

214-884-3829

msarner@capitalsouthwest.com

Corporate Counsel

Eversheds Sutherland (US) LLP

Corporate Offices & Website

5400 LBJ Freeway

13th Floor

Dallas, TX 75240

http://www.capitalsouthwest.com

Securities Listing

Nasdaq: "CSWC" (Common Stock)

Nasdaq: "CSWCL" (December 2022 Notes)

Transfer Agent

American Stock Transfer & Trust Company, LLC

800-937-5449

www.amstock.com

Industry Analyst Coverage

Firm	Analyst	Contact Information
Ladenburg Thalmann	Mickey M. Schleien, CFA	Direct: 305-572-4131
Janney Montgomery Scott	Mitchel Penn, CFA	Direct: 410-583-5976
JMP Securities	TBD	Direct: 415-835-8900
B. Riley FBR	TBD	Direct: 703-312-1819
National Securities	Bryce Rowe	Direct: 212-417-8211
Jefferies	Kyle Joseph	Direct: 510-418-0754
Raymond James	Robert Dodd	Direct: 901-579-4560

CSWC capital southwest

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